Filed Pursuant to Rule 253(g)(2)

File No. 024-12271

SUPPLEMENT NO. 12 DATED SEPTEMBER 1, 2026

MASTERWORKS VAULT 2, LLC

This Supplement No. 12 dated September 1, 2026 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 2, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose an officer and management transition at the Company, as described below.

Officer and Management Transition

Effective as of 11:59 p.m. Eastern time on September 1, 2026, Nigel Glenday resigned as Chief Executive Officer, Chief Financial Officer, and a manager of the Company, and he also resigned from all officer, manager and director positions held with other affiliates of Masterworks. Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies, or practices. Following his resignation, Mr. Glenday will continue to be involved with Masterworks, LLC and its affiliates, including the Company, in a part-time senior advisory capacity.

Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott Lynn was appointed to fill all roles vacated by Mr. Glenday, including serving as Chief Executive Officer, Chief Financial Officer, and as a manager, of the Company. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC, the parent company that owns the Masterworks investment platform.

Accordingly, the section of each Offering Circular captioned “Management” (and any other section identifying the Company’s officers or managers) is hereby amended to (i) remove all references to Mr. Glenday as an officer or manager of the Company and (ii) add Mr. Lynn as Chief Executive Officer, Chief Financial Officer, and a manager of the Company, in each case effective as of September 1, 2026. A biography for Mr. Lynn consistent with his biography as disclosed as a key employee of Masterworks is attached as Annex A to this Supplement.

This Supplement is qualified under, and filed pursuant to, Rule 253(g)(2) of Regulation A.

ANNEX A

Scott W. Lynn (Age 46). Mr. Lynn was appointed as the Company’s Chief Executive Officer, Chief Financial Officer and a member of our Board of Managers, effective September 1, 2026. Mr. Lynn, who is the Founder of Masterworks, has served as the Chief Executive Officer of our affiliate Masterworks, LLC since February 1, 2018, and as the Chief Executive Officer of the Administrator since November 28, 2018. Mr. Lynn has been an active collector of contemporary art for more than fifteen years and has built an internationally-recognized collection of Abstract Expressionism that has included works by Clyfford Still, Barnett Newman, Mark Rothko, Willem de Kooning, and more. Mr. Lynn’s collection has been exhibited at museums such as the Royal Academy in London, the Denver Art Museum, the Palm Beach Museum, National Gallery, the Guggenheim (New York), and the Museum of Modern Art. Mr. Lynn is an Internet entrepreneur and has founded, acquired, or acted as a majority-investor in over a dozen advertising technology, content, and fintech companies. Mr. Lynn serves as a board member of the International Foundation for Art Research (a non-profit; publisher of the IFAR journal, which topically focuses on art authenticity and stolen art research, as well as additional research projects related to artwork authenticity).